SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

SCHEDULE 13G*
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )

Oi S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares

Preferred Shares
(Title of Class of Securities)

Common Shares: BROIBRACNOR1**
Preferred Shares: BROIBRACNPR8***
(CUSIP Number)

October 4, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The Common Shares have no CUSIP Number. The ISIN Number is BROIBRACNOR1.

***The Preferred Shares have no CUSIP Number. The ISIN Number is BROIBRACNPR8.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	NAMES OF REPORTING PERSONS
Solus Alternative Asset Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
N/A
(6) SHARED VOTING POWER
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(7) SOLE DISPOSITIVE POWER
N/A
(8) SHARED DISPOSITIVE POWER
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.90% of Common Shares[1] 9.07% of Preferred Shares[2]
(12)	TYPE OF REPORTING PERSON
IA

_____________________

1 The 192,520,575 Common Shares beneficially owned consist of (i) 36,056,912 American Depositary Shares, each representing five (5) Common Shares (the “Common Share ADSs”), and (ii) 2,447,203 American Depositary Warrants (“ADWs”), each representing five (5) warrants to purchase Common Shares.

2 The 14,145,359 Preferred Shares beneficially owned consist of 14,145,359 American Depositary Shares, each representing one (1) Preferred Share (the “Preferred Share ADSs”).

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(1)	NAMES OF REPORTING PERSONS
Solus GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
N/A
(6) SHARED VOTING POWER
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(7) SOLE DISPOSITIVE POWER
N/A
(8) SHARED DISPOSITIVE POWER
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.90% of Common Shares[1] 9.07% of Preferred Shares[2]
(12)	TYPE OF REPORTING PERSON
OO

_____________________

1 The 192,520,575 Common Shares beneficially owned consist of 36,056,912 Common Share ADSs and 2,447,203 ADWs.

2 The 14,145,359 Preferred Shares beneficially owned consist of 14,145,359 Preferred Share ADSs.

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(1)	NAMES OF REPORTING PERSONS
Christopher Pucillo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
N/A
(6) SHARED VOTING POWER
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(7) SOLE DISPOSITIVE POWER
N/A
(8) SHARED DISPOSITIVE POWER
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
192,520,575 Common Shares[1] 14,145,359 Preferred Shares[2]
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.90% of Common Shares[1] 9.07% of Preferred Shares[2]
(12)	TYPE OF REPORTING PERSON
IN

_____________________

1 The 192,520,575 Common Shares beneficially owned consist of 36,056,912 Common Share ADSs and 2,447,203 ADWs.

2 The 14,145,359 Preferred Shares beneficially owned consist of 14,145,359 Preferred Share ADSs.

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Explanatory Note:

The Reporting Persons initially filed a Schedule 13G on February 14, 2018. Subsequently, on August 7, 2018, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D, in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of October 4, 2018, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are transitioning back to a Schedule 13G pursuant to Rule 13d-1(b) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 1(a).	Name of Issuer:

Oi S.A. – In Judicial Reorganization (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rua Humberto de Campos 425, 8th floor, Leblon, 22430-190 Rio de Janeiro, RJ, Federative Republic of Brazil

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i)	Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager (the “Investment Manager” or “Solus”) to certain investment funds and/or accounts (the “Funds”), with respect to the Common Shares and the Preferred Shares (each as defined in Item 2(d) below) held by the Funds;

(ii)	Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the Common Shares and the Preferred Shares held by the Funds; and

(iii)	Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the Common Shares and the Preferred Shares held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).	Citizenship:

(i)	Investment Manager: Delaware;

(ii)	GP: Delaware; and

(iii)	Mr. Pucillo: United States of America.

Item 2(d).	Title of Class of Securities:

Common Shares, without par value (the “Common Shares”) and Preferred Shares, without par value (the “Preferred Shares”).

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Item 2(e).	CUSIP Number:

The Common Shares have no CUSIP Number. The ISIN Number is BROIBRACNOR1.

The Preferred Shares have no CUSIP Number. The ISIN Number is BROIBRACNPR8.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,

(j)	☐ Non-U.S. institution in accordance with Rule 13d- 1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 2,150,302,669 Common Shares (including Common Shares represented by Common Share ADSs) and 155,915,486 Preferred Shares (including Preferred Shares represented by Preferred Share ADSs) issued and outstanding as of August 28, 2018 as reported by the Issuer in its Registration Statement on Form F-1 filed with the SEC on August 31, 2018.

(a)	Amount beneficially owned: 192,520,575 Common Shares and 14,145,359 Preferred Shares

(b)	Percent of class: 8.90% of Common Shares and 9.07% of Preferred Shares

(c)	(i) Sole power to vote or direct the vote: N/A

(ii)	Shared power to vote or direct the vote: 192,520,575 Common Shares and 14,145,359 Preferred Shares

(iii)	Sole power to dispose or direct the disposition: N/A

(iv)	Shared power to dispose or direct the disposition: 192,520,575 Common Shares and 14,145,359 Preferred Shares

The Common Shares reported herein are held through an aggregate of (i) 36,056,912 Common Share ADSs (each of which represents five (5) Common Shares) and (ii) 2,447,203 ADWs (each of which represents five (5) warrants to purchase Common Shares (the “Warrants”)). The Preferred Shares reported herein are held through an aggregate of 14,145,359 American Depositary Shares (each of which represents one (1) Preferred Share). Each Warrant

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entitles its holder to subscribe for one Common Share at an exercise price of the equivalent in Brazilian reais of US$0.01 per Common Shares. The terms and conditions of the ADWs are set forth in that certain Deposit Agreement for Warrants among the Issuer, The Bank of New York Mellon, as Depositary, and all owners and holders from time to time of the ADWs.

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of October 4, 2018, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the reported securities. One such account, a Delaware limited liability company, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Shares, and another such account, SOLA LTD, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Preferred Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

The Reporting Persons hereby make the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2018

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP